EXHIBIT 21.1

SUBSIDIARIES OF BUSINESS FIRST BANCSHARES, INC.

Name	Jurisdiction of Incorporation	Parent Entity
b1BANK	Louisiana	Business First Bancshares, Inc.
Coastal Commerce Statutory Trust I	Connecticut	Business First Bancshares, Inc.
Business First Insurance, LLC	Louisiana	b1BANK
Smith Shellnut Wilson, LLC	Mississippi	b1BANK